KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019
(212) 541-6222

March 30, 2009

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attn:	Song P. Brandon, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions

Re:	Federal Signal Corporation
Preliminary Proxy Statement on Schedule 14A filed by Warren B. Kanders, Steven R. Gerbsman and Nicholas Sokolow on March 19, 2009
File No. 1-06003

Dear Ms. Brandon:

We are submitting today in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, a revised Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) filed by Warren B. Kanders, Steven R. Gerbsman and Nicholas Sokolow (the “Kanders Group”) with respect to the 2009 Annual Meeting of Federal Signal Corporation (the “Company”).

The Preliminary Proxy Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated March 27, 2009 (the “Staff Letter”).  In connection therewith, set forth on Schedule A hereto are responses of the Kanders Group to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. I am also attaching as Schedule B hereto the acknowledging statement required from each of the filing persons regarding the Staff comments.

We trust that the above discussion adequately responds to the questions raised.  Thank you for your attention to these matters.

1

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman

Jeffrey S. Tullman

Enclosures

cc:           Song P. Brandon (with courtesy copy via Federal Express)
Warren B. Kanders
Steven R. Gerbsman
Nicholas Sokolow

2

Schedule A
 Responses of the Kanders Group to the
Commission Staff Comment Letter dated March 27, 2009

PREC14A Filed March 19, 2009
First page of the Proxy Statement

1.
Please revise the third paragraph on page 2 to disclose, if true, that Steven R. Gerbsman does not beneficially own any shares of Federal Signal.  If not, please provide the information required under Item 5(b)(iv)-(vii) and (ix) of Schedule 14A.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised the third paragraph on page 2 of the Preliminary Proxy Statement to disclose that Steven R. Gerbsman beneficially owns 10,000 shares of Federal Signal acquired after the record date and has revised Appendix A to reflect this acquisition.

Background to the Solicitation, page 5

2.
We note your reference to a proxy contest and settlement in 2008 that resulted in the election of some directors.  Please tell us if the proxy contest and settlement involved any participants of the Kanders Group.  If so, please expand your discussion to include more details about the proxy content and settlement.

The Kanders Group notes the Staff’s comment and, in response to this comment, advises the Staff that the 2008 proxy contest and settlement did involve participants of the Kanders Group.

3.
We note your assertion regarding the decrease during the past few years in Federal Signal’s share price speaks to Federal Signal’s performance.  However, the recent market turmoil and general decline in financial activity and stock prices may have impacted the Federal Signal’s per share price.  Please revise to address where you make these assertions about the decline in the Company’s stock price.  For example, we note the brief reference on page 12 to “market trends,” but note that in several other places throughout the proxy statement, you cite the Company’s declining share price without noting such developments in the market generally.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised pages 9,12 and 13 of the Preliminary Proxy Statement to clarify where appropriate that any decline in Federal Signal’s share price over the past few years may reflect in part market trends and developments in the market generally.

4.	Please provide supplementally the research and other reports you cite in this section, preferably with the relevant citations and quotes highlighted. See for example, the reports listed on page 6.

The Kanders Group notes the Staff’s comment and, in response to this comment, is supplementally providing copies of the research and other reports cited in the following statements on page 9 of the Preliminary Proxy Statement:

•	“Federal Signal has been an underperformer for about a decade” (see page 1 of the Goldman Sachs report, dated June 13, 2007, attached hereto as Appendix A);

•
“If FSS CEO Jim Goodwin were to increase focus on improving results in the short term, it would appear that intensifying cost control would be an area of potential opportunity” (see page 3 of the Goldman Sachs report, dated February 25, 2008, attached hereto as Appendix B);

•
“FSS shares ... offer inferior ROCE, growth and cash generation.” (see page 1 of Goldman Sachs report, dated October 1, 2008, downgrading the Company’s stock from Neutral to Sell, attached hereto as Appendix C); and

•	“[deal] with overhead issues that have plagued the company for years.” (see page 1 of Next Generation Equity Research LLC report, dated February 4, 2009, attached hereto as Appendix D).

5.
Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Additionally, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation.  In that regard, please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement.  We cite the following examples of some statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion.  These are not intended to be exclusive.

The Kanders Group notes the Staff’s comment and, in response to this comment has revised pages 9 through 15 of the Preliminary Proxy Statement to clarify where appropriate that certain statements of the Kanders Group appearing in the Preliminary Proxy Statement are based upon their reasonable belief or opinion.

Also in response to the Staff’s comment, we point to the following statements made in the Preliminary Proxy Statement and the factual foundation for the following statements:

•	The belief of independent analysts about the adequacy of the price at which the Company sold its subsidiary, E-ONE (page 5);

The factual foundation for the Kanders Group’s statement that independent analysts believed  the price at which The Company sold its E-ONE subsidiary was inadequate is supported by (i) the highlighted quote of Steve Barger of KeyBanc Capital Markets appearing on page 2 of the article entitled “E-One’s for sale, but who’s buying?” by Rick Cundiff of the Ocala Star-Banner as published February 29, 2008 on Ocala.com (attached hereto as Appendix E); and (ii) the highlighted quote of Walter Liptak of Barrington Research appearing on page 1 of the article entitled “Federal Signal signs deal to sell E-One” by Rick Cundiff of the Ocala Star-Banner as published July 17, 2008 by FireRescue1.com (attached hereto as Appendix F)

•	“What has now been confirmed by the Company itself is that the business has been run inefficiently” (page 6);

The factual foundation for the Kanders Group’s statement that the Company has confirmed that its business has been run inefficiently is supported by the comments of the Company’s Chief Executive Officer, William Osborne, that the Company “needs a big internal merger” and has a “history of acquisitions without integration” appearing on page 1 of the article entitled “Federal Signal’s Osborne Seeks ‘Internal Merger’” by Melita Marie Garza as published on March 12, 2009 on Bloomberg.com (attached hereto as Appendix G).

It is the Kanders Group’s belief that both of Mr. Osborne’s comments referred to above constitute an admission by Mr. Osborne that the need for “a big internal merger” has been caused by a “history of acquisitions without integration” which supports the reasonable conclusion that the Company has been run inefficiently.

•	“The Board has sanctioned undisciplined acquisitions with no integration planning, and the Board has consistently failed to hold management accountable for its leadership failures” (page 6);

The factual foundation for the Kanders Group’s statement that the Company’s Board has sanctioned undisciplined acquisitions with no integration plan is supported by the comment made by the Company’s Chief Executive Officer, William Osborne, that the Company has a “history of acquisitions without integration” appearing on page 1 of the article entitled “Federal Signal’s Osborne Seeks “Internal Merger” by Melita Marie Garza as published on March 12, 2009 on Bloomberg.com (attached hereto as Appendix G).

It is the Kanders Group’s belief that Mr. Osborne’s comment that the Company has a “history of acquisitions without integration” supports the reasonable conclusion that the Company’s Board has endorsed and sanctioned an undisciplined acquisition strategy that lacked a plan to sufficiently integrate the businesses that were acquired.

The Kanders Group has revised the Preliminary Proxy Statement to remove the statement “and the Board has consistently failed to hold management accountable for its leadership failures”.

•	“Not only did Mr. Goodwin not reduce expenses by the $20 million that he targeted in his February 28, 2008 earnings call, he increased them by the same amount” (page 6);

The factual foundation for the above statement is supported by (i) the comment made by the Company’s Senior Vice President and Chief Financial Officer Stephanie K. Kushner during the Company’s earnings call with the Company’s shareholders on February 27, 2008 that the Company “recently implemented the cost reduction contingency plan to reduce budgeted SEG&A and fixed overhead costs by about $20 million” (see page 6 of the Company’s Q4 2007 Earnings Call attached hereto as Appendix H);  (ii) page 12 of the Company’s Form 10-K for the year ended December 31, 2008, the line item “Operating Expenses” reflects an increase from $173 million in 2007 to $193 million in 2008 (attached hereto as Appendix I); and (iii) page 28 of the Company’s Form 10-K for the year ended December 31, 2008, the line item “Selling, engineering, general and administrative” under “Costs and expenses” reflects an increase from $173 million in 2007 to $193 million in 2008 (attached hereto as Appendix I).

•	All direct quotes attributed to Mr. Osborne provided on pages 6 and 7;

The quotes attributed to Mr. Osborne on pages 9 and  10 of the Preliminary Proxy Statement appear in an article entitled “Federal Signal’s Osborne Seeks “Internal Merger” by Melita Marie Garza as published on March 12, 2009 on Bloomberg.com (attached hereto as Appendix J).

•
The implication that “due to Mr. Wright’s extensive travel commitments, he has apparently been unable or unwilling to devote the time necessary to properly fulfill his duties as a member of the Board of Directors” (page 10);

The Kanders Group has revised the Preliminary Proxy Statement to remove the statement “due to Mr. Wright’s extensive travel commitments, he has apparently been unable or unwilling to devote the time necessary to properly fulfill his duties as a member of the Board of Directors”.

•	Each of the assertions you make on page 11 regarding Armor Holdings’ financial performance from 1996 to 2003;

The factual foundation for the Kanders Group’s assertions regarding Armor Holdings’ financial performance on page 13 of the Preliminary Proxy Statement is supported by the attached financial information (see Appendix K attached hereto).

•
“For the last decade, under the watch of the Board, the Company has endured management turnover, erratic profitability, underperformance of its shares relative to peers, poor governance and a significant erosion of stockholder value” (page 12);

The factual foundation for the Kanders Group’s statement regarding: (i) management turnover is supported by the attached chart which identifies 16 of the Company’s officers and directors that have resigned since 2003 (see Appendix L attached hereto); (ii) erratic profitability is supported by the line item “Income before taxes” appearing in Item 6. Selected Financial Data of (a) the Company’s Form 10-K for the year ended December 31, 2008 (see Appendix M attached hereto); and (b) the Company’s Form 10-K for the year ended December 31, 2004 (see Appendix N attached hereto); (iii) the underperformance of shares is supported by the attached chart setting forth the Company’s performance relative to its peers (see Appendix O attached hereto); and (iv)  erosion of stockholder value is supported by the attached financial information (see Appendix P attached hereto);

The Kanders Group has revised the Preliminary Proxy Statement to remove the statement “poor governance.”

•
[T]he Company’s shares have lost a substantial portion of their value, with negative annual stockholder returns averaging approximately 14.0% per annum over the last ten years, or an absolute decline of 77.9% between March 17, 1999 and March 17, 2009” (page 12); and

The Kanders Group has removed the above statement from the Preliminary Proxy Statement.

•	“Income before taxes has been erratic over the past ten years, declining from $84.4 million in 1999 to $26.3 million in 2009” (page 13).

The factual foundation for the Kanders Group’s statement that the Company’s income before taxes has been erratic over the past ten years is supported by the line item “Income before taxes” appearing in Item 6. Selected Financial Data of (i) the Company’s Form 10-K for the year ended December 31, 2008 (see Appendix M); and (ii) the Company’s Form 10-K for the year ended December 31, 2004 (see Appendix N).

•	“$523 million” in capital expenditures (pages 9 and 11) The factual foundation for the above statement by the Kanders Group is supported by the attached chart (see Appendix Q attached hereto).

Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.  Please note that the above list is not intended to be exhaustive.

The Kanders Group notes the Staff’s comment and, in response to this comment, is supplementally providing the supporting documents referred to above in response to this comment # 5.

6.
Refer to the disclosure on page 5 regarding the “public and private communications” between the Company and Mr. Kanders throughout 2008.  Provide more details about the substance of these communications, including the “questions and criticisms” leveled by Mr. Kanders.  The revised disclosure should present a fair and complete summary of the background communications between all participants in this solicitation and the Company, including the contacts related to Mr. Kanders’ submission of his name for the position of CEO of the Company and to serve as director.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised the Preliminary Proxy Statement to include a section on pages 5 to 8 of the Preliminary Proxy Statement under the heading “Background and Certain Contacts with the Company” that contains a fair and complete summary of the communications between the Company and Mr. Kanders relating to his submission of his name for the CEO position in April 2008, and after a lengthy period of correspondence did not result in a solution to the Company’s needs, that in Mr. Kanders’ opinion, was satisfactory, the submission of Mr. Kanders’ name, in January 2009, along with Messrs. Sokolow and Gerbsman, to serve as directors.

7.
In the same paragraph, you disclose that “Mr. Jannings chose to accede to Mr. Kanders’ request and resign from the Board.”  Please provide us with support that Mr. Jannings resigned because of Mr. Kanders’ request to resign.  In the alternative, please remove the implication that Mr. Jannings resigned as a result of Mr. Kanders’ actions.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised the Preliminary Proxy Statement to remove any language that implies that Mr. Janning resigned as a result of Mr. Kanders’ actions.

8.
In the last paragraph on page 7 you disclose that Mr. Kanders “on behalf of all of the Company’s outside stockholders” over the past nine months has raised a number of significant issues and concerns relating to Federal Signal and members of management of the company.  (Emphasis added).  Please revise your disclosure to remove the implication that you were authorized to act on behalf of all of Federal Signal’s shareholders.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised the Preliminary Proxy Statement to remove any language that implies that Mr. Kanders is authorized to act on behalf of all of Federal Signal’s shareholders.

Reasons to Vote for the Kanders Group Nominees, page 9

9.
While you are highly critical of former and current management of the Company, you provide few specifics about what your nominees would do if elected to the Board.  Provide more details about the specifics actions you will take and advocate for if elected to the Board.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised page 14 of the Preliminary Proxy Statement to provide that the Kanders Group is not committed to any specific agenda of proposed operational changes nor, should they be elected, would they have the power to make any changes to Company policy on their own as the Kanders Group’s nominees would constitute only three of ten directors.

10.	See our last comment above. Describe the “best practices of corporate governance” you will seek to implement if elected.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised page 14 of the Preliminary Proxy Statement to describe the “best practices of corporate governance” the Kanders Group will seek to implement if elected.

11.
You state on page 10 that your nominees in contrast to the current Federal Signal board “has committed significant personal capital to an investment in the Company” because your nominees as a group owns about 7.5 times as much as the entire Federal Signal board.  Your disclosure implies that Kander Group nominees would fulfill their corporate law fiduciary duties with respect to Federal Signal, in contrast to the current Board, because the latter group nominees, Mr. Gerbsman, does not appear to beneficially own any shares of Federal Signal.  Where you assert that owning more stock in the Company makes nominees better qualified to serve as directors, note that one of your nominees owns no stock.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised pages 2, 23, and 27 of the Preliminary Proxy Statement to disclose that Mr. Gerbsman beneficially owns 10,000 shares of Federal Signal.

12.
We note the underlined disclosure on page 12 where you state that Federal Signal has endured “underperformance of its shares relative to its peers.”  Revise the proxy statement to identify the relevant peer companies and the relevant periods cited.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised page 12 of the Preliminary Proxy Statement to set forth the relevant peer companies and periods that demonstrate the underperformance of Federal Signal’s shares relative to its peers. (See Appendix O attached hereto).

Solicitation; Expenses, page 19

13.
It appears that you intend to solicit proxies via mail, advertisement, telephone, facsimile, and personal solicitation.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

The Kanders Group notes the Staff’s comment and, in response to this comment, confirms that the Kanders Group will comply with all of the requirements of Rule 14a-6(b) and (c) and make all required filings of soliciting materials under the cover of Schedule 14A on the date of first use.

Other Matters, page 18

14.
We note that the disclosure refers to security holders to information that the filing persons are required to provide and will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information in the Company’s proxy statement rather than providing the required disclosure in your own materials.  If so, please note that we believe you may not rely on Rule 14a-5(c) before the company distributes the information to security holders.  If you disseminate your proxy statement before the distribution of the company’s proxy statement, it must include all information required by Schedule 14A.  Please confirm your understanding.

The Kanders Group notes the Staff’s comment and, in response to this comment, advises the Staff that it will be relying upon Rule 14a-5(c) in referring to certain information in the Company’s proxy statement for the 2009 Annual Meeting rather than providing the required disclosure in our own materials, and confirms to the Staff that it will not disseminate the Kanders Group’s proxy prior to the distribution of the Company’s proxy statement for the 2009 Annual Meeting.

Form of Proxy Card

15.	Revise to include disclosure in boldface type that the proxy is not on behalf of the board of directors of Federal Signal. Refer to Rule 14a-4(a).

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised the form of proxy card to include disclosure in bold face type that the proxy is not on behalf of the board of directors of Federal Signal.

Schedule B

The undersigned (the "Filing Persons"), in response to the Securities and Exchange Commission's (the "Commission") letter of comment dated March 27, 2009 regarding that certain Preliminary Proxy Statement on Schedule 14A filed by the Filing Persons with respect to the 2009 Annual Meeting of Federal Signal Corporation, do hereby acknowledge that:

- the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Warren B. Kanders

Steven Gerbsman

Nicholas Sokolow

Schedule B

The undersigned (the "Filing Persons"), in response to the Securities and Exchange Commission's (the "Commission") letter of comment dated March 27, 2009 regarding that certain Preliminary Proxy Statement on Schedule 14A filed by the Filing Persons with respect to the 2009 Annual Meeting of Federal Signal Corporation, do hereby acknowledge that:

- the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____
Warren B. Kanders

____
Steven Gerbsman

____
Nicholas Sokolow

Schedule B

The undersigned (the "Filing Persons"), in response to the Securities and Exchange Commission's (the "Commission") letter of comment dated March 27, 2009 regarding that certain Preliminary Proxy Statement on Schedule 14A filed by the Filing Persons with respect to the 2009 Annual Meeting of Federal Signal Corporation, do hereby acknowledge that:

- the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Warren B. Kanders

Steven Gerbsman

Nicholas Sokolow